================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             _______________________

                          SSA GLOBAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    78465P108
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                  JUNE 1, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------                                ----------------------
78465P108                                                          Page 2 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 3 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 76, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 4 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 77, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 5 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 80, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 6 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 7 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 8 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 9 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 10 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 11 of 33
--------------------------                                ----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     15,784,944
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      15,784,944
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,784,944
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

--------------------------                                ----------------------
78465P108                                                          Page 12 of 33
--------------------------                                ----------------------

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of SSA Global Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 500 W. Madison, Suite 2200, Chicago, Illinois 60661.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 76, L.P., a Delaware limited partnership ("GAP 76"), General Atlantic Partners 77, L.P., a Delaware limited partnership ("GAP 77"), General Atlantic Partners 80, L.P., a Delaware limited partnership ("GAP 80"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GA, GAP 76, GAP 77, GAP 80, GapStar, GAPCO II, GAPCO III, GAPCO IV and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is

--------------------------                                ----------------------
78465P108                                                          Page 13 of 33
--------------------------                                ----------------------

engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

                  GA is the general partner of each of GAP 76, GAP 77 and GAP
80. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene
M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). Messrs. Ford and McMorris are directors of the Company. The general partners of GAPCO II and the managing members of GAPCO III and GAPCO IV are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Tower, Apollo Bunder, Mumbai 400 001, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Washington DC 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and

--------------------------                                ----------------------
78465P108                                                          Page 14 of 33
--------------------------                                ----------------------

Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

                  None of the Reporting Persons and none of the individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On April 2, 2003, GAP 76, GAPCO II, GapStar and KG acquired an aggregate of 750,000 of shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") for an aggregate purchase price of $75 million. Pursuant to an amendment to the Company's certificate of incorporation filed on February 25, 2004, each share of Series A Preferred Stock was reclassified into one share of Series A Preferred Stock and 1.595 shares of Common Stock. As a result, GAP 76, GAPCO II, GapStar and KG acquired an aggregate of 1,196,250 shares of Common Stock.

                  On May 26, 2004, GapStar sold to GAP 77 an aggregate of 748 shares of Series A Preferred Stock and an aggregate of 1,193.06 shares of Common Stock (such number of shares of Common Stock being stated after giving effect to a subsequent stock split by the Company in which every one share of Common Stock was split into 14.5 shares of Common Stock). The shares of Series A Convertible Preferred Stock owned by GAP 76, GAP 77, GAPCO II and KG automatically converted into shares of Common Stock upon the consummation of the Company's initial public offering of shares of Common Stock under the Securities Act of 1933, as amended (the "Initial Public

--------------------------                                ----------------------
78465P108                                                          Page 15 of 33
--------------------------                                ----------------------

Offering") on June 1, 2005. Immediately after such conversion and including the 1,196,250 shares of Common Stock acquired on February 25, 2004, GAP 76, GAP 77, GAPCO II, GapStar and KG owned an aggregate of 14,384,944 shares of Common Stock (without giving effect to the purchase by certain of the Reporting Persons of 1,400,000 shares of Common Stock in the Company's Initial Public Offering).

                  On August 12, 2004, GAP 80, GAPCO, III, GAPCO IV, GapStar and KG purchased an aggregate of 1,400,000 shares of Common Stock from the underwriters of the Initial Public Offering at a price per share of $11.00, for an aggregate purchase price of $15,400,000.

                  The funds to purchase shares of Common Stock in the Initial Public Offering and previously to purchase the shares of Series A Preferred Stock were obtained from contributions from partners of GAP 76, GAP 77, GAP 80, GAPCO II and KG, the members of GAPCO III and GAPCO IV, and available capital of GapStar.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Person's evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

                  Depending upon the factors noted above, the Reporting Persons may decide to hold or dispose of all or part of their investment in the Common Stock.

--------------------------                                ----------------------
78465P108                                                          Page 16 of 33
--------------------------                                ----------------------

                  None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of
Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, GA, GAP 76, GAP 77, GAP 80, GapStar, GAPCO II, GAPCO III, GAPCO IV, KG and GmbH Management each own of record, no shares of Common Stock, 13,401,341 shares of Common Stock, 14,346 shares of Common Stock, 1,283,987 shares of Common Stock, 182,965 shares of Common Stock, 784,363 shares of Common Stock, 76,401 shares of Common Stock, 19,924 shares of Common Stock, 21,617 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 20.2%, 0.0%, 1.9%, 0.3%, 1.2%, 0.1%, 0.0%, 0.0% and 0.0% of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that (i) GA is the general partner of GAP 76, GAP 77 and GAP 80, (ii) the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II are GA Managing Directors,
(iii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors, (iv) GA is the sole member of GapStar and (v) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 15,784,944 shares of Common Stock, or 23.7% of the Common Stock.

--------------------------                                ----------------------
78465P108                                                          Page 17 of 33
--------------------------                                ----------------------

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 15,784,944 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Please see Item 3, which is hereby incorporated by reference. Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO II, GAPCO III and GAPCO IV, and GA is authorized and empowered to vote and dispose of the securities held by GAP 76, GAP 77, GAP 80 and GapStar. The GA Managing Directors are also authorized and empowered to vote and dispose of securities held by KG and GmbH Management. Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

--------------------------                                ----------------------
78465P108                                                          Page 18 of 33
--------------------------                                ----------------------

                  The Company, GAP 76, GAPCO II, GapStar, KG and certain other parties named therein are parties to the Registration Rights Agreement, dated as of April 2, 2003 (the "Registration Rights Agreement"). GAP 77, GAP 80, GAPCO III and GAPCO IV obtained registration rights under the Registration Rights Agreement as a result of the acquisition of securities described in this
Schedule 13D. Pursuant to the Registration Rights Agreement, GAP 76, GAP 77, GAP 80, GapStar, GAPCO II, GAPCO III, GAPCO IV and KG as a group (the "General Atlantic Stockholders"), have the right (i) on two separate occasions, to require the Company to register shares of Common Stock held by the General Atlantic Stockholders on Form S-1 so long as the General Atlantic Stockholders propose to register shares of Common Stock having a market value of at least $10 million, (ii) on no more than two occasions during any twelve month period, to require the Company to register shares of Common Stock held by the General Atlantic Stockholders on Form S-3, so long as the Company is eligible to use Form S-3 and the General Atlantic Stockholders propose to register shares of Common Stock having a market value of at least $10 million and (iii) to require the Company to include shares of Common Stock held by the General Atlantic Stockholders in any other registration of shares of Common Stock initiated by the Company or other stockholders of the Company. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to
EXHIBIT 2 which is incorporated by reference herein.

                  In addition, the Company made Senior Unsecured Promissory Notes, dated June 1, 2005, in the aggregate principal amount of $26,671,920.13 in favor of GAP 76, GAP 77, GapStar, GAPCO II, GAPCO III, GAPCO IV and KG. The interest rate on such notes is a fluctuating rate per annum equal to the sum of

--------------------------                                ----------------------
78465P108                                                          Page 19 of 33
--------------------------                                ----------------------

LIBOR plus 2.75%,payable quarterly in arrears on the last day of March, June, September and December in each year, commencing on September 1, 2005. The notes mature on June 1, 2008.

                  On May 12, 2005, each of Messrs. Ford and McMorris, GAP 76, GAP 77, GAP 80, GAPCO II, GAPCO III, GAPCO IV, GapStar, and KG entered into a Lock-Up Agreement (the "Lock-Up Agreements") for the benefit of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., the lead underwriters of the Company's initial public offering. Under the terms of the Lock-Up Agreements, each of Messrs. Ford and McMorris, GAP 76, GAP 77, GAP 80, GAPCO II, GAPCO III, GAPCO IV, GapStar and KG has agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock until 180 days after May 26, 2005. The foregoing summary of the Lock-Up Agreements is qualified in its entirety by reference to EXHIBIT 3, which is the form of Lock-up Agreement signed by Messrs. Ford and McMorris, GAP 76, GAP 77,GAP 80, GAPCO II, GAPCO III, GAPCO IV and KG, and EXHIBIT 4, which is the Lock-Up Agreement delivered by GapStar, each of which is incorporated by reference herein.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                      Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

--------------------------                                ----------------------
78465P108                                                          Page 20 of 33
--------------------------                                ----------------------


                      Exhibit 2 Registration Rights Agreement, dated April 12, 2003, by and among the Company, GAP 76, GAPCO II, GapStar, KG and certain other parties named therein (incorporated by reference to Exhibit 4.1 of the Company's Amendment No. 1 to Form S-1 as filed with the Securities and Exchange Commission on August 9, 2004).

                      Exhibit 3 Form of Lock-Up Agreement that was delivered by Messrs. Ford and McMorris, GAP 76, GAP 77, GAP 80, GAPCO II, GAPCO III, GAPCO IV and KG in favor J.P. Morgan Securities Inc. and Citigroup Global Markets Inc.

                      Exhibit 4 Lock-Up Agreement, dated May 12, 2005, delivered by GapStar in favor J.P. Morgan Securities Inc. and Citigroup Global Markets Inc.

--------------------------                                ----------------------
78465P108                                                          Page 21 of 33
--------------------------                                ----------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2005


                                        GENERAL ATLANTIC LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director

                                        GENERAL ATLANTIC PARTNERS 76, L.P.

                                        By: General Atlantic LLC,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director

                                        GENERAL ATLANTIC PARTNERS 77, L.P.

                                        By: General Atlantic LLC,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director


                                        GENERAL ATLANTIC PARTNERS 80, L.P.

                                        By: General Atlantic LLC,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director

--------------------------                                ----------------------
78465P108                                                          Page 22 of 33
--------------------------                                ----------------------


                                        GAP COINVESTMENT PARTNERS II, L.P.

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: General Partner

                                        GAP COINVESTMENTS III, LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Member

                                        GAP COINVESTMENTS IV, LLC

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Member

                                        GAPSTAR, LLC

                                        By: General Atlantic LLC,
                                            its sole member

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director

                                        GAPCO GMBH & CO. KG

                                        By: GAPCO Management GmbH,
                                            its general partner

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director

                                        GAPCO MANAGEMENT GMBH

                                        By: /s/ Matthew Nimetz
                                            -------------------------------
                                            Name:  Matthew Nimetz
                                            Title: Managing Director